Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

September 17, 2024

Via EDGAR

Ms. Rebekah Reed

Mr. Dietrich King

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Epsium Enterprise Limited

Amendment No. 3 to Registration Statement on Form F-1

Filed June 25, 2024

CIK No. 0001883437

File No. 333-276313

Dear Ms. Reed and Mr. King:

This letter is in response to the letter dated July 17, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Epsium Enterprise Limited (the “Company”, “we”, or “our”) relating to Amendment No. 3 to Registration Statement on Form F-1 filed with the Commission on June 25, 2024 (the “Original Registration Statement”) in connection with its application for a listing on the Nasdaq Capital Market (the “Proposed Listing”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 4 to the Registration Statement on Form F-1 (“Amendment No. 4”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1 filed June 25, 2024

Cover Page

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

1.	We note that disclosure regarding additional cash transfers between the Operating Entity and Epsium BVI in 2024 has been added to pages 5 and 94. Please revise to disclose these transfers on the prospectus cover page as well.

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have incorporated the requested disclosure and made additional revisions in Amendment No. 4 to streamline the relevant sections, avoid repetition, and enhance clarity.

Explanatory Note, page i

2.	Your statements here that, “the sales of our Ordinary Shares registered in this registration statement will result in two offerings by the Registrant taking place concurrently or sequentially,” and on the IPO prospectus cover page that, “The Resale Shareholders are offering 1,159,534 Ordinary Shares in aggregate to be sold in the offering pursuant to the Resale Prospectus,” are inconsistent with the disclosure on the resale prospectus cover page that the resale offering is separate from the IPO and that Resale Shareholders may only offer shares once the ordinary shares sold in the IPO begin trading on Nasdaq. You also indicate here that the Resale Shareholders have communicated potential intent to sell resale shares “immediately after the pricing of the public offering.” Please revise throughout to characterize the primary and resale offerings as separate and to consistently indicate, if true, that the resale offering may only occur once the IPO has been consummated and your shares are listed on Nasdaq.

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have corrected the inconsistency in Amendment No. 4 to clarify that the two offerings are separate, with the resale offering being contingent upon the IPO shares trading on Nasdaq.

The Offering, page 14

3.	Please reconcile your statement that “each of our directors and officers and holders of 5% or more of our outstanding ordinary shares” are subject to 180-day lock-up provisions with the disclosure at page 115 that “each of our directors and officers...and any other holder(s) of the outstanding Ordinary Shares as of the effective date of the Registration Statement” are subject to such lock-up provisions. If it is accurate that all holders of outstanding ordinary shares are subject to lock-up arrangements, clarify whether this includes the Resale Shareholders.

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have corrected the inconsistency in Amendment No. 4.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Capitalization, page 47

4.	Please tell us how you derived the total capitalization of $9,346,592 in the actual column as of December 31, 2023, or modify your disclosure as necessary.

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have modified the relevant disclosure in Amendment No. 4.

Resale Prospectus Alternate Cover Page, page ALT

5.	Please revise the alternate cover page of the resale prospectus to include all of the disclosure responsive to guidance in the Sample Letters to China-Based Companies that is provided on the cover page of the IPO prospectus.

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have revised the alternate cover page to reflect the Staff’s comments in Amendment No. 4.

Resale Shareholders, page ALT-2

6.	Revise to disclose the nature of any position, office, or other material relationship which any Resale Shareholder and/or the persons who have control over the Resale Shareholders has had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 9.D of Form 20-F.

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have added the requested disclosure in Amendment No. 4.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Exhibit Index, page II-5

7.	Prior to effectiveness, please file a revised legal opinion that reflects the updated structure of the offering, as the form of opinion filed as Exhibit 5.1 does not reflect the shares being offered in the resale offering and continues to contemplate the issuance of representative warrants to the underwriter.

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have filed a revised legal opinion that reflects the updated structure of the offering as Exhibit 5.1 to Amendment No. 4.

Exhibit 23.1 - Consent of TAAD, LLP, page II-5

8.	We note your auditor’s consent references their audit report dated June 24, 2023. Please obtain and file an updated consent that refers to the audit report dated June 25, 2024.

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have filed an updated consent that refers to the audit report dated June 25, 2024 as Exhibit 23.2 to Amendment No. 4.

General

We note your addition of the resale prospectus to the registration statement. Please provide us with a detailed analysis as to why you believe that the resale transaction is appropriately characterized as a secondary offering, rather than a primary offering in which the Resale Shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. Include the following information in your analysis:

●	Provide additional detail regarding the background and nature of the transactions by which the Resale Shareholders came to acquire the shares they beneficially own, including how the price was determined. Confirm whether the Resale Shareholders are the “two minority shareholders” to which 69 shareholders transferred all of their shares on June 1, 2023, per page II-1, and if so, explain why such transfers occurred.

●	Clarify whether the lead underwriter for the IPO had any role in, or direct or indirect participation in, facilitating the primary sales of shares to the Resale Shareholders.

●	Explain why you elected to include a resale component at this time and how you determined the number of shares to be sold through the resale offering relative to the primary offering.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

●	Explain the nature of the Resale Shareholders’ businesses and how and when they were selected to participate in the resale offering.

●	Confirm whether the Resale Shareholders are subject to any type of lock-up or leak-out arrangement, and if not, explain why that is the case and clarify whether the underwriter sought to have the Resale Shareholders subject to lock-up provisions.

●	Tell us why the underwriter believes it will be able to successfully place the securities to be sold in the IPO and facilitate the creation of a public market in your securities, despite the availability of shares that the Resale Shareholders could attempt to offer and sell into the market once trading commences. In this regard, we note your disclosure that, “The Resale Shareholders have represented to the Registrant that they will consider selling some or all of their respective Ordinary Shares registered pursuant to this registration statement immediately after the pricing of the public offering, as requested by the underwriters for the public offering in order to create an orderly, liquid market for the Ordinary Shares.” Explain why the underwriters have “requested” that a market for the ordinary shares be facilitated through the resale offering rather than solely through the firm commitment IPO.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of the Company’s ordinary shares by the selling shareholders (each a “Seller Shareholder,” and collectively, the “Selling Shareholders”), including (i) Dragon Rise Development Limited, a British Virgin Islands company (“Dragon Rise”) that is 100% owned by Chi Seng Lou (“Lou”), and (ii) Golden Gradon Development Limited, a British Virgin Islands company (“Golden Gradon”) that is 100% owned by Xing Hong Ma (“Ma”), as contemplated in the Registration Statement (the “Resale Offering”) is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering on a continuous or delayed basis in the future provided, among other things, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. With respect to the Registration Statement, neither the Company nor any of its subsidiaries is offering securities under the Registration Statement, nor is the offering being made on behalf of the Company or any of its subsidiaries.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

In making this determination, the Company analyzed, among other factors, the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09 (the “C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering, and offer the following discussion for the Staff’s consideration:

Background

From September 8 to September 16, 2021, the Company sold a total of 6,002,670 ordinary shares to 75 shareholders, including Lou and Ma, at a price of $0.02 per share, for an aggregate purchase price of US$120,053.40 pursuant to private place subscription agreements (the “Subscription Agreements”)1, relying on the safe harbor contained in Regulation S under the Securities Act. As part of the foregoing offerings, Lou purchased 198,000 shares for US$3,960.0 on September 9, 2021, and Ma purchased 296,890 ordinary shares for US$5,937.8 on September 15, 2021.

On June 1, 2023, 69 shareholders transferred all of their respective shares, a total of 5,302,780 Ordinary Shares, to Lou and Ma at a price of US$0.02 per share, for an aggregate total of $106,055.60. Lou acquired 2,809,680 ordinary shares for a total of US$56,193.60 and Ma acquired 2,987,990 ordinary shares for a total of US$59,759.80, respectively, in these transactions.

On February 8, 2024, the Company effectuated a share reduction through a series procedure under Cayman Islands law and reduced the total number of issued shares held by each shareholder of the Company to 20% (or 1/5) of such shareholder’s shareholding before share reduction (the “Share Reduction”). As a result of the Share Reduction, the total number of issued shares of the Company reduced from 60,002,670 ordinary shares to 12,000,534 ordinary shares, with a par value of US$0.00002 per share, and the total number of ordinary shares held by (i) Lou, directly then, was reduced to 561,936, which shares have been indirectly and beneficially owned by him since May 31, 2024 through Dragon Rise Development Limited, a British Virgin Islands company that is 100% owned by Lou, and (ii) Ma, directly then, was reduced to 597,598, which shares have been indirectly and beneficially owned by him since May 31, 2024 through Golden Gradon Development Limited, a British Virgin Islands company that is 100% owned by Ma.

[1]	See Exhibit 10.1 to the Registration Statement on Form F-1 filed by the Company with the SEC on February 18, 2022, which Registration Statement was later withdrawn on July 8, 2022.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Lou is the founder and current CEO of Xiyizhi Trading Company Ltd., a Macau based company specializing in the export, import, sales and distribution of food, alcoholic and non-alcoholic beverages. Mr. Lou has been an Administrative Assistant at Companhia de Comercio Luz Limitada, or Luz, our operating subsidiary in Macau, since July 1, 2019. Mr. Lou is married to our independent director nominee, Ms. Ut Ha Lei.

Ma is the founder and current CEO of Anjunda Guangzhou Trading Co., Ltd., a leading retail and wholesale alcohol supplier located in Guangzhou, China.

The inclusion of the Resale Offering was initially proposed by the Resale Shareholders to the Company. Each Resale Shareholder expressed to the Company his desire to sell his ordinary shares of the Company in accordance with his own investment objectives and circumstances.

Factor 1: How long the Selling Shareholders have held the securities.

Reflecting the effect of the Share Reduction on the number of shares, Lou has held (i) 39,600 ordinary shares for more than three years since September 9, 2021 and (ii) 522,336 ordinary shares for more than 1 year since June 1, 2023, and Ma has held (i) 59,378 ordinary shares for more than 3 years since September 15, 2021 and (ii) 538,220 ordinary shares for more than one year since June 1, 2023.

Accordingly, each of Lou and Ma has borne the credit and market risk of his investment in the Company prior to the filing of the Registration Statement. The length of time that each of Lou and Ma has held his shares demonstrates that each of them acquired such shares with an intention to hold them as an investment and not as underwriters with an intent to distribute them.

Factor 2: The circumstances under which the Selling Shareholders received the securities.

As outlined in Factor 1, each Selling Shareholder purchased the Company’s ordinary shares in bona fide Regulation S transactions with the intent of holding them as an investment, rather than participating in an underwritten offering, and without then or subsequently entering into any underwriting relationships or arrangements with the Company. Neither Selling Shareholder has received any commission or other payment from the Company in connection with the resale of any of their securities, and the Company will receive no proceeds from the resale of the ordinary shares, if any, by the Selling Shareholders. Additionally, for the ordinary shares purchased by each Selling Shareholder from the Company in September 2021, each Selling Shareholder was restricted from selling those ordinary shares for 12 months from the closing of their respective purchases under their Subscription Agreement. These shares were acquired prior to the IPO, at a time when no public market for the Company’s ordinary shares existed. These circumstances are distinctly different from those involving a primary offering by or on behalf of the Company.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Factor 3: The Selling Shareholders’ relationship with the Company.

Based upon information supplied to the Company by each Selling Shareholder, such Selling Shareholder is a private investor that purchased the securities “for its own account and not on behalf of any U.S. person, and the sale has not been pre-arranged with a purchaser in the United States”. The Company does not have an underwriting relationship with the Selling Shareholder or any contractual, legal or other relationship that would control the timing, nature or amount of resales of the ordinary shares following the effectiveness of the Registration Statement. To the Company’s knowledge, at no time has the Selling Shareholder been affiliated with or acted as securities broker-dealers or representatives thereof. Further, as noted above, the Selling Shareholder represented to the Company that it was acquiring the securities for its own account and not with a view to resale or distribution.

None of Lou or Ma has served as a director or officer of the Company or any subsidiary of the Company (except that Lou was a director nominee of the Company between June 20, 2023 and June 14, 2024). Additionally, Ma has never been an employee of the Company or its subsidiary. while Lou has been serving as an administrative assistant in Luz since July 1, 2019. Aside from the foregoing, neither of them has had any transactions with the Company (except for acquiring their shares in the Company pursuant to the Subscription Agreements) or had any material relationships with the Company. Each Selling Shareholder acquired his shares as an investment in the Company and is not acting as conduits for the Company; they are investors, who after being at risk for their investment, are opportunistically seeking partial investment liquidity. To the extent the Selling Shareholders sell shares pursuant to the Registration Statement, the Selling Shareholders will retain all proceeds therefrom. In contrast, in an underwritten offering, the issuer would receive the proceeds of the offering, either before or after the sales by the underwriters.

Each Selling Shareholder, after holding their ordinary shares for more than one or three years, has indicated to the Company his intent to register and resell his shares. Because the inclusion of the Resale Shares would facilitate and ensure that the NASDAQ Capital Markets requirement that US$15MM worth of shares held in the public float was satisfied, the Company, after consultation with the underwriter, agreed to accommodate the Resale. The Company will not receive any of the proceeds from the offering of shares contemplated by the Registration Statement.

Factor 4: The amount of shares to be sold by the Selling Shareholders.

The Resale Shareholders are offering, in aggregate, 1,159,534 ordinary shares, including (i) 561,936 ordinary shares held by Dragon Rise that is 100% owned by Lou, and (ii) 597,598 ordinary shares held by Golden Gradon that is 100% owned by Ma.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Factor 5: Whether the Selling Shareholders are in the business of underwriting securities.

Each of the Selling Shareholders is an offshore holding company with no substantive business operations. To the Company’s knowledge, at no time has any of the Selling Shareholders acted as registered broker-dealers or been affiliates of a broker-dealer as defined in Section 3(a)(4)(A) of the Securities Exchange Act of 1934, as amended, and none of the Sponsors is in the business of underwriting securities. Each of the ultimate beneficial owners of the Selling Shareholders, namely Mr. Yu and Ms. Sun, has a long history of investing in different businesses. Each of the Selling Shareholders owns the Company’s ordinary shares for its own account for investment purposes and not with a view towards distribution.

Factor 6: Whether under all the circumstances it appears that the Selling Shareholders are acting as a conduit for the Company.

The underwriter, after discussing with the Company, agreed to accommodate the Resale Offering because the inclusion of such shares in the calculation of the Company’s public float may become necessary in the future to ensure that the NASDAQ Capital Market’s requirement of $15MM Market Value of Unrestricted Publicly Held Shares would be satisfied. Based on representations by the underwriter to the Company, except for the foregoing discussion with the representative of the Company, the underwriter did not have any further role in, or direct or indirect participation in, facilitating the primary sales of shares to the Resale Shareholders. Because of the potential need to include the resale shares in the share calculation of the public float, the underwriter did not request a lockup of the Resale Shares.

The Resale Shares are being registered to permit public resale of such shares, and the Selling Shareholders may offer the shares for resale from time to time pursuant to the Resale Prospectus. The Selling Shareholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. No sales of the shares covered by the Resale Prospectus shall occur until the ordinary shares sold in our initial public offering begin trading on The Nasdaq Global Market. Thereafter, any sales will occur at prevailing market prices or in privately negotiated prices. Relevant disclosure regarding the Resale has been revised to be consistent with the foregoing description in Amendment No. 4.

The facts above do not support the conclusion that the Selling Shareholders are acting as a conduit for the Company. Each of the Sponsors acquired the Company’s shares in bona fide investment transactions and has borne the long-term market and full economic risks of its investment in the Company’s shares.

The Selling Shareholders may sell their shares at prevailing market prices through brokers and will pay any broker-dealer fees or underwriting discounts or commissions directly to such broker-dealers or underwriters, as applicable. None of the Selling Shareholders will receive a commission or other remuneration from the Company if and when their shares are sold. Conversely, the Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. These facts support the conclusion that the Selling Shareholders are not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale transaction by the Selling Shareholders, as contemplated in the Registration Statement, should appropriately be classified as a genuine secondary offering and not a primary offering.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Laura Hemmann, Esq., of iTKG Law LLC, at (650) 799 2061.

Sincerely,

/s/ Son I. Tam
Name: Son I. Tam
Title: Chief Executive Officer, Chief Financial Officer, and Chairman

cc:	Laura Hemmann, Esq., iTKG Law LLC